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SEC File Number 000-49976
CUSIP NUMBER 018535104

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One):	☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: December 31, 2011

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended: n/a

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: n/a

PART I – REGISTRANT INFORMATION

Alliance Bankshares Corporation

Full Name of Registrant

n/a

Former Name if Applicable

14200 Park Meadow Drive, Suite 200 South

Address of Principal Executive Office (Street and Number)

Chantilly, Virginia 20151

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Although management of Alliance Bankshares Corporation (the “Registrant”) has been working diligently to complete all the required information for its annual report on Form 10-K for the fiscal year ended December 31, 2011 (the “2011 Form 10-K”), and a substantial part of such information has been completed as of this date, the Registrant requires additional time (i) to complete additional testing on the Registrant’s internal control over financial reporting and (ii) to allow the auditors to complete certain audit procedures. The 2011 Form 10-K will be filed as soon as possible and no later than the fifteenth calendar day following the prescribed due date.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Jean S. Houpert	(703)	814-7200
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). ☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Anticipated Results of Operation. The below information contains preliminary, unaudited information about the Registrant’s results of operations for the year ended December 31, 2011, which information is subject to change in the Registrant’s 2011 Form 10-K.

The Registrant expects to report in its 2011 Form 10-K a net loss of $667 thousand, or a net loss of $.13 per common share, basic, for the year ended December 31, 2011. For the year ended December 31, 2010, the Registrant reported net income of $705 thousand, or net income of $.14 per common share, basic. The 2011 results were unfavorably impacted by significant merger expenses, OREO write-downs, and the settlement of a legal action relating to a previous sale of a bank-owned residential property. Also, the continuing low level of long term interest rates resulted in a fair value adjustment of a $25 million FHLB advance accounted for under fair value option accounting, which fair value adjustment also negatively affected earnings for the year ended December 31, 2011.

Cautionary Statement Regarding Forward-Looking Statements. Certain statements contained in this form that are not historical facts may constitute “forward-looking statements” within the meaning of the Securities Act of 1933 and the Securities Exchange Act of 1934. These statements can generally be identified by the use of words such as “may,” “will,” “should,” “could,” “would,” “plan,” “believe,” “expect,” “anticipate,” “intend” or words of similar meaning. These statements are inherently uncertain; there can be no assurance that the underlying assumptions will prove to be accurate. These forward-looking statements include statements relating to the Registrant’s final, audited results for the year ended December 31, 2011 and anticipated future performance. Readers should not place undue reliance on such statements, which speak only as of the date of this release. The Registrant does not undertake to update any forward-looking statement that may be made from time to time by it or on its behalf.

Forward-looking statements are subject to risks, assumptions and uncertainties, and could be affected by many factors. Some factors that could cause the Registrant’s actual results to differ materially from those anticipated in these forward-looking statements include: information discovered and accounting determinations during the audit of the financial statements for the years ended and as of December 31, 2011 and 2010, interest rates, general business conditions, as well as conditions within the financial markets, general economic conditions, unemployment levels, the legislative/regulatory climate, including the effect of the Dodd-Frank Wall Street Reform Act and Consumer Protection Act of 2010 and related regulations, regulatory compliance costs, monetary and fiscal policies of the U.S. Government, including policies of the U.S. Treasury and the Federal Reserve, the quality/composition of the loan portfolios and the value of related collateral, the value of securities the Company holds, charge-offs on loans and the adequacy of the allowance for loan losses, loan demand, deposit flows, counterparty strength, competition, reliance on third parties for key services, the health of the real estate markets, the outcome of the Registrant’s repositioning initiatives, and changes in accounting principles.

Alliance Bankshares Corporation

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	March 30, 2012	By:	/s/ Jean S. Houpert
Jean S. Houpert
Executive Vice President and Chief Financial Officer